Robert S. Taylor Chief Financial Officer
October 23, 2006
Via EDGAR and
Facsimile (202) 772-9368
Carmen Moncada-Terry, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:	Superior Energy Services, Inc. Amendment No. 2 to Registration Statement on Form S-4 Registration No. 333-136686
Dear Ms. Moncada-Terry:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Superior Energy Services, Inc. (the “Company”) requests the acceleration of the effectiveness of the above-captioned registration statement, File No. 333-136686 (the “Registration Statement”), for Wednesday, October 25, 2006, at 4:30 p.m., District of Columbia time, or as soon thereafter as practicable.
     In connection with this request, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please contact William B. Masters of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. at (504) 582-8278.

Very truly yours, SUPERIOR ENERGY SERVICES, INC.
By:	/s/ Robert S. Taylor
Robert S. Taylor
Chief Financial Officer

cc:     William B. Masters